UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 12)

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2(a)) UNDER THE

SECURITIES EXCHANGE ACT OF 1934

THERAPEUTICSMD, INC.

(Name of Issuer)

Common Stock, $0.001 Par Value Per Share

(Title of Class of Securities)

88338n 10 7

(CUSIP Number)

ROBERT J. SMITH

13650 Fiddlesticks Blvd.

Suite 202-324

Ft. Myers, FL 33912

(417) 849-1005

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

              march 23, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

EXPLANATORY NOTE: The Reporting Person(s) is filing this amendment to correct the aggregate number of shares beneficially owned due to incorrectly reporting securities twice (once as warrants and once as shares upon exercise of warrants), and to confirm that as of February 13, 2018, the Reporting Person(s) owned less than 5% of the Issuer's issued and outstanding shares of common stock.

CUSIP No. 88338N 10 7 Page 2 of 11 Pages
1.		Name of Reporting Persons. Robert J. Smith
2.		Check the Appropriate Box if a Member of a Group (a) □ (b) □
3.		SEC Use Only
4.		Source of Funds PF – Personal Funds
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	□
6.		Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 23,103,292
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power 23,103,292
	10.	Shared Dispositive Power -0-
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 23,103,292
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares *
13.		Percent of Class Represented by Amount of Row (11) 5.38%
14.		Type of Reporting Person IN

CUSIP No. 88338N 10 7 Page 3 of 11 Pages
1.		Name of Reporting Persons. Energy Capital, LLC, an entity solely owned by Robert J. Smith
2.		Check the Appropriate Box if a Member of a Group (a) □ (b) □
3.		SEC Use Only
4.		Source of Funds PF – Personal Funds
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	□
6.		Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 11,000,000
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power 11,000,000
	10.	Shared Dispositive Power -0-
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 11,000,000
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares *
13.		Percent of Class Represented by Amount of Row (11) 2.56%
14.		Type of Reporting Person OO

CUSIP No. 88338N 10 7 Page 4 of 11 Pages
1.		Name of Reporting Persons. Plato & Associates, LLC, an entity solely owned by Robert J. Smith
2.		Check the Appropriate Box if a Member of a Group (a) □ (b) □
3.		SEC Use Only
4.		Source of Funds PF – Personal Funds
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	□
6.		Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 11,353,292
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power 11,353,292
	10.	Shared Dispositive Power -0-
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 11,353,292
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares *
13.		Percent of Class Represented by Amount of Row (11) 2.64%
14.		Type of Reporting Person OO

CUSIP No. 88338N 10 7 Page 5 of 11 Pages
1.		Name of Reporting Persons. Jo Cee, LLC, an entity solely owned by Robert J. Smith
2.		Check the Appropriate Box if a Member of a Group (a) □ (b) □
3.		SEC Use Only
4.		Source of Funds PF – Personal Funds
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	□
6.		Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power -0-
11.		Aggregate Amount Beneficially Owned by Each Reporting Person -0-
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares *
13.		Percent of Class Represented by Amount of Row (11) 0.00%
14.		Type of Reporting Person OO

CUSIP No. 88338N 10 7

Page 6 of 11 Pages

Item 1.	Security and Issuer

The class of equity securities to which this Schedule 13D relates is the common stock, $0.001 par value, of TherapeuticsMD, Inc., a Nevada corporation ("Company" or "Issuer"). The address of the principal executive office of the Company is 6800 Broken Sound Parkway NW, Third Floor, Boca Raton, FL 33487.

Item 2.	Identity and Background.

(a)

Names: Robert J. Smith, Energy Capital, LLC ("Energy Capital"), Plato & Associates, LLC ("Plato") and Jo Cee, LLC ("Jo Cee"), entities solely owned by Mr. Smith (the "Reporting Persons").

(b)

Residence or Business Address of Reporting Persons:

13650 Fiddlesticks Blvd., Suite 202-324, Ft. Myers, FL 33912.(c)

Present principal occupation or employment of Reporting Persons: Business development and investments.

(d)

During the last five years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the last five years, the Reporting Persons have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding violation with respect to such laws.

(f)

Citizenship: Mr. Smith is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

PF-Personal Funds

Acquisition of Shares of the Issuer by Conversion of Debt

As previously reported, Energy Capital owned a convertible promissory note in the principal amount of $105,000 (the "Note"). On October 18, 2011, the Company and Energy Capital, on behalf of itself and its assigns, entered into a Debt Conversion Agreement to convert the Note into an aggregate of 10,000,000 shares (the "Converted Shares"). Energy Capital received 7,750,000 of the Converted Shares.

As previously reported, on July 28, 2011, the Company sold a Senior Secured Promissory Note (the "Secured Note") to Plato & Associates, LLC ("Plato") in the amount of $500,000 and also entered into a Security Agreement under which the Company pledged all of its assets to secure the obligation. The Secured Note accrued interest at the rate of six percent (6%) per annum, was due on the one (1) year anniversary thereof, and was convertible into shares of the Company's Common Stock at the option of the Company. On June 19, 2012, in accordance with the terms thereof, the Company and Plato agreed to convert the Secured Note plus interest into 1,387,167 shares of the Company's Common Stock at $.038 per share.

CUSIP No. 88338N 10 7

Page 7 of 11 Pages

Acquisition of Shares of the Issuer through Private Placement

On September 26, 2012, the Company entered into a Securities Purchase Agreement with multiple investors (collectively, the "Investors") relating to the issuance and sale of the Company's Common Stock in a private placement except from the registration requirements of the Securities Act of 1933, as amended (the "Securities Act"). At the closing on October 2, 2012 (the "Closing Date"), the Company sold an aggregate of 3,953,489 shares at $2.15 per share (the "Shares") for an aggregate purchase price of $8,500,001. Of those shares, Energy Capital, LLC purchased 1,141,658 shares for a purchase price of $2,454,564. As part of the Securities Purchase Agreement, the Company agreed to file a registration statement cover the resale of the Shares no later than 45 days from the Closing Date (the "Registration Statement"). The Company filed a Registration Statement on Form S-1 which was declared effective by the SEC on December 12, 2012.

Acquisition of Shares of the Issuer by Exercise of Warrants

The Company issued Plato two Common Stock Purchase Warrants (“Warrant(s)”); one for the purchase of 3,000,000 shares of the Company’s Common Stock at $2,00 per share (the "First Warrant"), and for the purchase of 500,000 shares of the Company’s Common Stock at $3.00 per share (the "Second Warrant"). Plato subsequently assigned 450,000 shares of the First Warrant. On April 10, 2017, Plato exercised its right purchase the remaining 2,550,000 shares under the First Warrant and 500,000 shares under the Second Warrant on a cashless basis by surrendering its right to receive an aggregate of 850,735 shares in lieu of the cash exercise price and was issued an aggregate of 2,199,265 shares of the Company's Common Stock. An explanation of the history of the Warrants follows: On June 19, 2012, the Company sold and issued a Secured Promissory Note (the "June 2012 Note") to Plato in the principal base amount of $2,344,719 (the "Principal Base Amount") pursuant to the terms of that certain Note Purchase Agreement of even date therewith. As consideration for the June 2012 Note, Plato surrendered the Remaining Debt as described above in the amount of $1,344,719 and loaned the Company an additional $1,000,000. The Principal Base Amount of the Note, plus any and all additional advances made to the Company thereafter (the "Aggregated Principal Amount"), together with accrued interest at the annual rate of six percent (6%), is due in one lump sum payment on February 24, 2014. The Company entered into a Security Agreement of even date therewith and pledged all of its assets, tangible and intangible, as further described therein. As an inducement for Plato to lend the $1,000,000 in additional funds to the Company, Plato receive five-year Common Stock Purchase Warrants ("Warrants") to purchase an aggregate of 3,500,000 Shares, which Warrants contain a cashless exercise provision. Plato received one Warrant for the purchase of 3,000,000 shares of the Company's Common Stock at an exercise price of $2.00 per share (the "First Warrant") and another Warrant for the purchase of 500,000 shares at an exercise price of $3.00 per share (the "Second Warrant"). These Warrants were subsequently assigned and/or exercised as mentioned hereinabove.

The Company issued Plato a Common Stock Purchase Warrant ("Warrant') for the purchase of 122,743 shares of the Company's Common Stock at an exercise price of $0.407355 per share. On June 19, 2012, Plato exercised the Warrant for the purchase of all 122,743 shares. An explanation of the history of the Warrant follows: On February 24, 2012, the Company sold and issued a Secured Promissory Note (the "February 2012 Note") to Plato in the principal base amount of $1,357,110 (the "Principal Base Amount(s)") pursuant to the terms of that certain Note Purchase Agreement of even date therewith. The Principal Base Amount was comprised of surrendered promissory notes previously issued by the Company in the aggregated amount of $857,110 (collectively known as the "Prior Notes") and an additional $500,000 delivered to the Company on February 24, 2012. The Principal Base Amount of the Note, plus any and all additional advances made to the Company thereafter (the "Aggregated Principal Amount"), together with accrued interest at the annual rate of six percent (6%), was due in one lump sum payment twenty-four (24) months from the date of issuance of the Note. In connection with the February 2012 Note, Plato received a Warrant to purchase 3,950,000 Shares. At June 19, 2012, the Aggregated Principal Balance and accrued interest under the Note was $2,895,719. On June 19, 2012, Plato exercised its right to purchase 4,072,743 shares of the Company's Common Stock (122,743 at an exercise price of $0.407357 per share (as described in the paragraph above) and 3,950,000 at an exercise price of $0.38 per share). The Company agreed that Plato could exercise its rights to purchase all available shares under Warrants through the surrender of $1,551,000 in debt (the "Surrendered Debt"). The Surrendered Debt was comprised of all accrued interest through June 19, 2012 plus a portion of principal from the Note necessary to equal the Surrendered Debt. The Aggregate Principal Amount of the Note held by Plato after purchasing the Warrants with the Surrendered Debt is $1,344,719 (the "Remaining Debt").

CUSIP No. 88338N 10 7

Page 8 of 11 Pages

Acquisition of Shares through Settlement of Demand Note

On April 30, 2013, the Reporting Persons acquired 1,981,730 shares of the Company's common stock when he acquired Jo Cee, LLC, a Florida limited liability company, in exchange for and in settlement of a demand promissory note in the principal amount of $654,000. Upon the settlement, Mr. Smith became the sole member and manager of Jo Cee, LLC.

Acquisition of Derivative Securities of the Issuer

Common Stock Purchase Warrant ("Warrant")

Warrants Received for Issuance of Credit Line; Exercise of Warrant

On January 31, 2013, the Company requested and Plato agreed to the issuance of a $10 million revolving line of credit ("Revolving Credit Note"). Multiple payments may be requested by the Company and the maturity date of the Revolving Credit Note is February 24, 2014. As an inducement to Plato, the Company issued a six-year Warrant for the purchase of 1,250,000 shares of the Company's Common Stock at an exercise price of $3.20 with a cashless exercise provision. The shares underlying the Warrant vested on October 31, 2013 and the Warrant expires on January 31, 2019. On January 30, 2019, Plato exercised the Warrant on a cashless basis and was issued an aggregate of 471,184 shares.

Current Ownership of Shares

Subsequent to the acquisition of shares outlined above, the Reporting Persons purchased, sold, and/or transferred shares in public and private transactions, resulting in a current aggregate ownership of 23,103,292 shares.

CUSIP No. 88338N 10 7

Page 9 of 11 Pages

Item 4.	Purpose of Transaction.

See Item 3 above.

The Reporting Persons have no plans which relate to or would result in:

(a)

The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

(b)

An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c)

A sale or transfer of a material amount of assets of the issuer or of any of its subsidiaries;

(d)

Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)

Any material change in the present capitalization or dividend policy of the issuer;

(f)

Any other material change in the issuer's business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g)

Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h)

Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)

A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)

Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer.

(a)

The Reporting Persons own (i) 750,000 shares held directly by Robert J. Smith, (ii) 11,353,292 shares beneficially owned through Plato and Associates, LLC, (iii) 11,000,000 shares beneficially owned through Energy Capital, LLC, and (iv) zero shares beneficially owned through Jo Cee, LLC, a limited liability company that was dissolved in May 2019.. The percentage of class for the Reporting Persons of 5.38% is based on 429,577,683 shares of common stock of TXMD currently outstanding. Mr. Smith exercises voting and dispositive power over all such shares.

CUSIP No. 88338N 10 7

Page 10 of 11 Pages

(b)

Mr. Smith has sole power to vote or direct the vote and sole power to dispose or to direct the disposition of the 23,103,292 shares of the Company's Common Stock owned directly or indirectly. (See Rows 7-10 of page 2 herein.)

(c)

Please see Item 3 above for the description of the transaction relative to the shares and derivative securities acquired by the Reporting Persons.

(d)

The Reporting Persons know of no other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares or derivative securities.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of Issuer

Except for as outlined herein, the Reporting Persons have no contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.

Exhibit No.	Date of Document	Description of Document
10.0	06/19/12	Note Purchase Agreement(1)
10.1	06/19/12	Security Agreement(1)
10.2	06/19/12	Secured Promissory Note, form of(1)
10.3	06/19/12	Common Stock Purchase Warrant, form of(1)
10.4	09/26/12	Securities Purchase Agreement(2)
10.5	01/31/13	Revolving Line Note(3)

____________________

(1) Filed as an exhibit to the Company's Current Report on Form 8-K filed with the Commission on June 21, 2012, which report and exhibits are incorporated herein by reference.

(2) Filed as an exhibit to the Company's Current Report on Form 8-K filed with the Commission on October 2, 2012, which report and exhibit are incorporated herein by reference.

(3) Filed as an exhibit to the Company's Current Report on Form 8-K filed with the Commission on February 6, 2013, which report and exhibit are incorporated herein by reference.

CUSIP No. 88338N 10 7

Page 11 of 11 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 23, 2022

By: /s/ Robert J. Smith

       Robert J. Smith, as an individual, and as

       Sole Managing Member of

       Energy Capital, LLC,

       Plato and Associates, LLC, and

       Jo Cee, LLC